Exhibit 99.1

AVOLON HOLDINGS LIMITED

EXTRAORDINARY MEETING OF SHAREHOLDERS

October 21, 2015

Report of Voting Results

The following sets forth the matters voted on at the Extraordinary Meeting of Shareholders of Avolon Holdings Limited (“Avolon”) held on October 21, 2015. The full text of each resolution was included in the Proxy Statement and attached annexes, circulated to shareholders on or about September 29, 2015, which are also available on the Investors section of the Avolon website at: http://investors.avolon.aero/.

All resolutions were carried as follows:

Number	Resolution	For	Against	Abstain
1	The special resolution to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger.	72,016,317	685	126,560

2	The special resolution to, upon the Effective Date, amend and restate the Company’s memorandum and articles of association in the form attached to the Cayman Plan of Merger.	72,016,317	685	126,560

3	The ordinary resolution to, upon the Effective Date, amend and decrease the authorized share capital of the Company from US$253,000, divided into 750,000,000 common shares of a par value of US$0.000004 each and 250,000,000 preference shares of a par value of US$0.0001 each, to US$3,000, divided into 750,000,000 Shares of a par value of US$0.000004 each, by (a) the cancellation of all of the authorized but unissued preference shares of a par value of US$0.001 each and (b) the redesignation of all of the authorized but unissued common shares of a par value of US$0.000004 each as ordinary shares of a par value of US$0.000004 each.	72,016,517	1,485	125,560

As there were sufficient votes to approve proposals (1), (2) and (3), the chairman of the extraordinary general meeting determined that the fourth proposal, being the proposal to adjourn the meeting, was moot and unnecessary. As such, the proposal was not presented for a vote at the meeting.